Exhibit 1

RECENT DEVELOPMENTS

COVID-19 DEVELOPMENTS

As of March 20, 2022, (i) Brazil had reported 29.63 million confirmed cases of the coronavirus (commonly referred to as COVID-19), of which 657,205 were fatal, corresponding to a 2.2% COVID-19 fatality rate in the country. Brazil has adopted several measures in response to the COVID-19 outbreak aimed at preventing mass contagion and overcrowding of Brazilian health service facilities, including, among other things, granting decision-making authority to local governmental entities (i.e., states and municipalities) with respect to measures to be taken in response to the outbreak. Brazilian states and municipalities have taken extensive measures to limit the spread of the outbreak, including severe restrictions on business and economic activity.

As of March 20, 2022, 74.24% of the Brazilian population completed the full COVID-19 vaccination cycle and 84.29% of the population received at least one dose of the COVID-19 vaccine. Vaccination for children under 12 years of age began in January 20222. As of January 28, 2022, 37 million people in Brazil had received a third COVID-19 vaccine.

The Republic expects to receive 354 million doses of COVID-19 vaccines in 2022 – 134 million vaccines under contracts entered into in 2021 and 220 million under contracts entered into in 2022.

The Republic has adopted several stimulus measures in reaction to the COVID-19 crisis. In 2021, the amount of expenditures related to such measures was R$121.4 billion. In 2022, additional R$27.1 billion are forecasted to be spent in COVID-19 related measures, out of which R$7 billion have been spent as of February 24, 2022. These measures, as currently approved or proposed, include, among other things, (i) measures to provide financial assistance to individuals and companies, (ii) the allocation of resources for medical treatment for our citizens and investing in appropriate protective equipment, and (iii) the implementation of a vaccination plan.

On April 13, 2021, the Senate initiated a parliamentary commission of inquiry (the “COVID-19 CPI”) to investigate allegations of misconduct in the public response to the COVID-19 pandemic (the “CPI Investigations”).

The COVID-19 CPI investigations were conducted between April and October 2021 and focused on actions and omissions by the Federal Government and the mismanagement and misappropriation of federal resources by certain states and municipalities in addressing the COVID-19 pandemic. The investigations covered, among others, (i) the worsening of the sanitary crisis in the State of Amazonas due to the lack of oxygen supply for hospitalized patients resulting from mismanagement by the federal and state governments, (ii) alleged illicit acts, such as irregularities in contracts, fraud in bids, overbilling, and misappropriation of public funds by the Federal Government, (iii) the response of the Federal Government to the COVID-19 pandemic, including alleged neglect and delays in obtaining vaccines and adopting preventive measures, allegedly resulting in disproportionate death rates and social and economic impact on minorities in Brazil, (iv) the support and use of unproven drugs in response to the COVID-19 pandemic, and (v) the spread of false information relating to the COVID-19 pandemic, including by means of official media and public declarations by officials.

The final report of the COVID-19 CPI recommended the issuance of indictments against several public officials, including President Jair Bolsonaro. The report calls for criminal charges against President Jair Bolsonaro for deaths resulting from lack of action and mismanagement in handling the COVID-19 pandemic, allowing the virus to spread, among other crimes, such as charlatanism, forgery of private documents, and irregular use of public funds in the negotiation of vaccine Covaxin.

The COVID-19 CPI report also suggested changes to legislation focusing on, among others, (i) harshening of penalties for spread of false information and enhancing regulation over social media and the internet to identify and deter false information and fake profiles, (ii) increasing penalties for crimes committed by public officials in response to pandemics and other public crisis, and (iii) assuring social security protections to minorities, such as orphans of victims of COVID-19 and persons with continued symptoms. As of February 08, 2021, the office of the Brazilian public prosecutors (the “Public Prosecutors Office”) has opened 12 investigations based on the findings of the COVID-19 CPI report. The investigations involve (i) former Minister of Health Eduardo Pazuello, mainly relating to alleged neglect and delay in negotiating vaccines and the decision to cancel the negotiation of the CoronaVac vaccine, (ii) former Secretary Fabio Wajngarten, for alleged corruption, (iii) former Secretary Mayra Pinheiro, for the measures taken in response to the oxygen crisis in the State of Amazonas, among others. No investigations have been initiated against President Jair Bolsonaro or other federal officials in office as of the date of this report.

OTHER RECENT DEVELOPMENTS

THE FEDERATIVE REPUBLIC OF BRAZIL

Political Developments

Corruption Investigations

On October 21, 2021, the Federal Police launched operation “Laissez Faire, Laissez Passer” to investigate allegations of corruption crimes committed against Petrobras through the execution of allegedly spurious service contracts between Petrobras and a private party with the aim of making illegal payments to members of the board of directors of Petrobras, as well as a congressional representative responsible for appointing certain Petrobras directors.

On December 15, 2021, the Federal Police launched operation “Colosseum” to investigate suspected fraud and bribe payments allegedly made to public agents and employees involved in the bidding process for construction of the sports arena “Castelão” located in Fortaleza, Paraná between 2010 and 2013.

On January 27, 2022, the Federal Court of the State of Brasília granted a motion to close pending criminal proceedings against former President Luiz Inácio Lula da Silva relating to an apartment located in Guarujá, São Paulo (the “Triplex Case”), under which former President Lula was accused of the charges of money laundering and active and passive corruption within the scope of Car Wash Operation (Operação Lava Jato). The Triplex Case was dismissed due to the statute of limitations applicable to Lula’s age (76 years).

The Public Prosecutor’s Office opened 12 investigations based on the final conclusions of the Federal Senate findings report for the COVID-19 CPI . Among other matters, the investigations involve the former Health Minister Eduardo Pazuello and other former secretaries and officials. No investigations have been initiated against federal officials in office as of the date of this report. For more information, please refer to “Recent Developments—COVID-19 Developments”.

Cabinet Changes

On July 27, 2021, Ciro Nogueira was appointed Chief of Staff and replaced Luiz Eduardo Ramos, who in turn took office as General Secretary of the Presidency. The former General Secretary of the Presidency, Onyx Lorenzoni, took office as Ministry of Labor and Social Security.

On August 6, 2021, Bruno Bianco was appointed as Attorney-General for the Federal Government and replaced André Mendonça. On December 16, 2021, André Mendonça joined the Federal Supreme Court as a judge, as a result of the retirement of Marco Aurélio de Mello from the court.

Presidential Elections

In 2022, there will be presidential and municipal elections in Brazil. The first round of elections will take place on October 2, 2022. In the event that none of the candidates for a specific office obtains an absolute majority in the first round, a run-off election for such office will take place on October 30, 2022 between the top two candidates for such office. Political parties must register their candidates by June 2022.

Legislative Reforms

The law authorizing the privatization of Eletrobras (the “Eletrobras Privatization Law”) went into effect on July 12, 2021. The privatization aims to enable the company to improve its investment capacity in the generation and transmission of electricity and contribute to the development of the Brazilian energy sector.

A new law establishing a new regulatory framework for rail transportation went into effect on December 23, 2021. This law was designed to facilitate private investments in the construction of railways, in the use of idle railway networks and in the provision of rail transport services.

On December 8, 2021, the National Congress approved Constitutional Amendment No. 46/21 that alters some of the rules governing fiscal responsibility and the payment of precatórios (the “Constitutional Amendment”). Precatórios are public treasury obligations that result from judicial rulings. The Constitutional Amendment allowed the payment of precatórios in installments and established an annual limit for precatórios payments for the period of 2022 through 2026. Once the cap is reached, precatórios payments are rolled over to the following fiscal years. All precatórios issued continue to be due. The amendments aim to allow the Republic to fulfil its payment obligations, while complying with the annual ceiling for public spending. The Constitutional Amendments also modified the window for consideration of the index of inflation used for the calculation of the public spending ceiling – which is now considered from January to December of each year (instead of from July to June as per the previous legislation).

A new law simplifying the procedures and rules for incorporating private companies in Brazil went into effect on August 26, 2021. This law eliminates bureaucratic steps and reduces the expected time to incorporate companies in Brazil, aiming to improve the country’s position in the World Bank’s Doing Business ranking, in which Brazil ranked 124th in 2020.

On December 30, 2021, a new legal framework for the Foreign Exchange Market aiming to improve business environment in Brazil, expand the use of Brazilian currency in international transactions and open space for Brazilian banks and financial institutions to invest in funds in Brazil or abroad went into effect.

On January 7, 2022, a law establishing a new regulatory framework for fluvial transportation in Brazil went into effect. This law has the aim of, inter alia, (i) diversifying Brazil’s transportation services through increased incentives, (ii) encouraging competition in the transportation services, (iii) expanding Brazil’s fleet for navigation, (iv) stimulating the development of the national naval industry, and (v) incentivizing investments from operations in port facilities.

Employment and Labor

Employment Levels

During 2021, 2,730,597 additional jobs were created, compared to 142,690 additional jobs during 2020.

In the fourth quarter of 2021, the unemployment rate in Brazil was 11.10%, a decrease of 1.50% compared to the second quarter of 2021 and a decrease of 3.10% compared to the third quarter of 2020.

Wages

As of January 1, 2022, the minimum monthly wage for 2022 was set at R$1,212.00, representing an increase of 10.18% compared to the 2021 minimum monthly wage of R$1,100.00.

The budgetary bill prepared by the Republic for 2022 (“2022 Budgetary Guidelines”) estimated a minimum monthly wage of R$1,147.00, considering the INPC (National Consumer Price Index) at 4.3%. However, considering an effective INPC of 10.16% in 2020, on December 30, 2020, the Federal Government enacted a provisional measure to increase the minimum monthly wage to R$1,212.00, with the aim of avoiding loss in purchase power.

Social Security

As of January 31, 2022, the payments made by the Brazilian Social Security System (i) decreased by 1.33% when compared to January 31, 2021 and (ii) accumulated in the preceding 12-month period decreased by 1.47% when compared to the same period as of January 31, 2021 (in real terms).

THE BRAZILIAN ECONOMY

Gross Domestic Product

In the fourth quarter of 2021, GDP decreased by 0.50% compared to the third quarter of 2021. Compared to the fourth quarter of 2020, GDP increased by 4.60% in the fourth quarter of 2021 measured on a cumulative 12-month basis.

GDP growth in the fourth quarter of 2021 were mainly driven by the agricultural and information sectors, which increased by 5.8% and 3.4%, respectively, compared to the third quarter of 2021.

Principal Sectors of the Economy

Public Utilities

On July 1, 2021, the National Electric Energy Agency (ANEEL) adjusted the red tariff flag to R$9.49 for each 100kWh of energy consumed, an increase of 52.01% compared to the tariff originally set for the months of June through August 2021. The energy flags are a pricing system for electricity generation, coordinated by ANEEL. The green, yellow or red colors (in levels 1 and 2) indicate whether the energy will cost more or less depending on the generation conditions. From September 1, 2021 through April 30, 2022, the red tariff flag was progressively readjusted to R$14.12 for each 100kWh of energy consumed, an increase of 48,79% compared to the tariff set in July. The increase in tariffs was motivated by an increase in energy costs incurred by distributors due to the hydrological crisis experienced during this period in Brazil.

Privatizations

In 2021, the Investment Partnership Program (Programa de Parcerias de Investimentos or “PPI”) awarded 66 contracts to private operators, totaling more than R$340 billion in investments, including 22 airport, road and railway concessions. In addition, the Federal Government assisted states and municipalities in carrying out several other projects involving water supply and waste disposal concessions.

The Eletrobras Privatization Law went into effect on July 12, 2021. On February 15, 2022, the privatization was approved by Federal Court of Auditors (Tribunal de Contas da União – the “TCU”), which is a standard requirement for the sale of public companies and assets in Brazil. On February 22, 2022, the privatization of Eletrobras was approved by its shareholders in an extraordinary shareholders meeting.

THE FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

In March 2022, COPOM increased the Selic interest rate to 11.75 per annum.

Inflation

The IPCA increased from 0.54% in January 2022 to 1.01% in February 2022. With respect to the 12-month period ended on February 28, 2022, the index increased 10.54%, 0.16% percentage points above the rate of 10.38% registered in the 12 immediately previous months.

Based on COPOM’s baseline scenario for inflation projections—with an interest rate path extracted from the focus survey of market expectations for economic indicators carried out by the BCB and exchange rate starting at USD/R$5.05 and evolving according to the purchasing power parity (PPP) – Brazil’s inflation is projected to stand at 7.1% for 2022 and 3.4% for 2023. This scenario assumes a path for the Selic rate that rises to 12.75% in 2022, and declines to 8.75% during 2023. In this scenario, inflation projections for administered prices are 9.5% for 2022 and 5.9% for 2023. The energy flag is assumed to be “yellow” in December of 2022 and 2023.

Foreign Exchange Rates and Exchange Controls

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$5.0764 to US$1.00 (sell side) on March 17, 2022.

Financial Institutions

BNDES

In January 2022, the National Monetary Council increased the TJLP from 5.32% to 6.08% per annum for the first quarter of 2022. As of March 2022, TLP was at IPCA plus 4.77% per annum.

Banking Supervision

Loan Loss Reserves

As of January 31, 2022, credit operations in arrears for over 90 days were at 2.45%, a 0.14% increase compared to December 31, 2021 (2.31%). As of January 31, 2022, the level of credit operations in arrears with respect to credits granted to families was 3.21%, a 0.21% increase compared to December 2021 (3.00%). Arrears of credits provided to legal entities had a slight increase in January 2022, when compared to December 2021 (from 1.34% to 1.39%).

BALANCE OF PAYMENTS

As of January 31, 2021, the current account registered a deficit of US$ 27.73 billion (1.71% of GDP) for the preceding 12-month period. For the same period, the capital account registered a surplus of approximately (i) US$ 222.70 million, (ii) the financial account registered a deficit of US$36.14 billion and (iii) foreign direct investment was US$ 47.67 billion (2.94% of GDP).

As of March 15, 2022, the international reserves volume amounted to US$ 355.30 billion (21.92% of GDP).

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2018 through 2021 and the budgeted amounts for 2022.

Table No. 1

Primary Balance of the Central Government (1)

(In Billions of Reais)

	2018	2019	2020	2021	2022 Budget(5)
1 – Total Revenues	1,488.3	1,635.1	1,467.8	1,932.4	2,030.5
1.1 – RFB Revenues (2)	905.1	946.1	899.5	1,195.7	1,288.9
1.2 – Fiscal Incentives	0.0	0.0	(0.1)	(0.2)	0.0
1.3 – Social Security Net Revenues	391.2	413.3	404.8	462.2	499.3
1.4 – Non – RFB Revenues	192.0	275.7	163.6	274.6	242.3
2 – Transfers by Sharing Revenue	256.7	288.3	263.8	353.6	386.4
3 – Total Net Revenue	1,231.5	1,346.8	1,204.0	1,578.8	1,644.1
4 – Total Expenditures	1,351.8	1,441.8	1,947.1	1,613.9	1,723.5
4.1 – Social Security Benefits	586.4	626.5	663.9	709.6	777.7
4.2 – Personnel and Social Charges	298.0	313.1	321.3	329.3	336.1
4.3 – Other Mandatory Expenditures	201.3	195.2	720.2	306.0	252.5
4.4 – Discretionary expenditures – All Branches	266.0	307.0	241.7	269.0	357.1
5 – Brazilian Sovereign Wealth Fund (FSB)	4.0	0.0	0.0	0.0	0.0
6 – Primary Balance (3)	(120.2)	(95.1)	(743.2)	(35.1)	(79.4)
7 – Methodological Adjustment	6.6	6.8	1.9	(0.5)	—
8 – Statistical Discrepancy	(2.6)	(0.6)	(3.9)	(0.3)	—
9 – Central Government Primary Balance (4)	(116.2)	(88.9)	(745.3)	(35.9)	(79.4)
10 – Nominal Interest	(310.3)	(310.1)	(266.7)	(407.3)	(428.5)
11 – Central Government Nominal Balance (4)	(426.5)	(399.0)	(1,011.9)	(443.2)	(507.8)

Note: Numbers may not total due to rounding.

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (RFB).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Estimates in 2022 Budget Bill.

Source: National Treasury Secretariat

The following table sets forth the expenditures of the Federal Government by function for 2018 through 2021, and the budgeted amounts for 2022. The figures in the table below are not directly comparable to those set forth in Table No. 1 above, entitled “Primary Balance of the Central Government” given that the expenditures set forth in Table No. 1 were calculated in accordance with the IMF methodology, which does not include, among other things, debt service expenditures and certain financial investments (which, in turn, are accounted for in the numbers set forth in Table No. 2 below).

Table No. 2

Expenditures of the National Treasury by Function

(In Millions of Reais)

	2018	2019	2020	2021	2022 Budget (1)
Legislative	6,373.8	6,573.1	6,305.4	6,428.5	9,435.5
Judiciary	31,068.7	32,621.9	31,448.0	31,549.4	42,968.5
Essential to Justice	6,040.1	6,426.9	6,635.8	6,663.2	8,803.8
Administration and Planning	25,988.3	22,978.8	22,229.0	22,503.6	26,799.4
National Defense	71,058.7	78,465.7	76,588.4	78,191.7	85,157.5
Public Security	8,216.4	8,449.2	9,872.1	9,613.5	13,074.2
Foreign Affairs	3,002.1	3,093.7	3,647.0	3,652.3	4,205.1
Social Assistance	87,977.1	94,914.7	412,348.8	161,127.0	170,387.1
Social Security	681,663.7	725,885.6	764,238.7	804,532.0	883,604.3
Health	107,759.5	113,907.8	151,122.6	161,392.8	149,089.8
Labor	70,861.2	72,480.8	75,874.9	65,833.2	92,634.3
Education	90,927.8	88,224.8	82,166.2	90,093.9	124,412.6
Culture	960.2	715.7	581.2	584.9	1,724.4
Citizenship Rights	929.7	828.9	885.8	597.6	1,217.2
Urban Planning	1,648.1	1,383.2	1,270.6	1,123.5	7,472.7
Housing	5.7	11.7	2.0	2.1	34.1
Sanitation	558.6	454.2	825.7	445.5	342.2
Environmental Management	3,471.0	3,158.2	3,433.2	2,894.1	3,783.4

	2018	2019	2020	2021	2022 Budget (1)
Science and Technology	6,194.5	6,278.8	6,011.3	4,728.7	13,458.7
Agriculture	15,151.6	14,355.2	12,438.8	16,036.7	25,380.3
Agricultural Organization	1,571.4	1,345.9	1,287.8	983.3	2,064.4
Industry	1,917.5	1,610.1	1,458.4	1,471.1	1,567.8
Commerce and Services	2,645.5	1,782.6	6,908.7	1,683.3	4,428.1
Communications	1,089.0	1,122.6	1,491.0	1,961.2	3,668.8
Energy	1,753.1	2,261.5	1,223.9	1,568.1	1,689.3
Transportation	11,352.9	8,530.8	7,756.9	6,432.2	19,907.8
Sports and Leisure	286.9	159.3	101.7	213.9	978.1
Special Charges(2)	948,277.2	957,429.6	1,151,227.9	1,009,336.7	2,980,717.3
Contingency Reserve(3)	—	—	—	—	51,018.2
SubTotal	2,188,750.3	2,255,451.5	2,839,381.7	2,491,644.2	4,730,024.8
Refinancing Charges	450,198.3	476,775.2	723,323.4	1,399,617.9	—
Total	2,638,948.7	2,732,226.7	3,562,705.1	3,891,262.1	4,730,024.8

(1)	Estimates.
(2)

Special Charges includes expenses that cannot be associated with goods or services generated in the functioning of the Federal Government, including with respect to debt service, debt refinancing, reimbursements, indemnifications and other similar expenses.

(3)

The Contingency Reserve is outlined in the Annual Budget (Lei Orçamentária Anual) and may be used for additional lines of credit related to contingent liabilities, unexpected fiscal events and other unexpected events or risks.

Source: Ministry of Finance/National Treasury Secretariat and Federal Budget Secretariat

2022 Budget

On August 20, 2021, 2022 Budgetary Guidelines were approved by the Congress (“2022 Budget Law”). The 2022 Budget Guidelines set a nominal primary deficit of R$177.49 billion (2.00% of estimated GDP) for the consolidated public sector for 2022. The macroeconomic parameters contemplated by the bill anticipate inflation at 3.50% and a projected GDP growth of 2.50% for 2022.

The following table sets forth the assumptions that were included in the 2022 Budget Guidelines. There is no assurance that such assumptions will prevail.

Table No. 3

Principal 2022 Budget Assumptions

As of April, 2021
Gross Domestic Product
Nominal GDP (billions of Reais)	8,886.4
Real GDP Growth	2.50%
Inflation
Domestic Inflation (IPCA)	3.50%

Source: Federal Budget Secretariat (SOF) and Economic Policy Secretariat (SPE)

Fiscal Balance

In January 2022, the consolidated public sector registered a primary surplus of BRL 101.83 billion. For the 12-month period ended January 31, 2022, the accumulated balance registered a surplus of BRL 108.19 billion (1.23% of GDP).

In January 2022, the Brazilian Social Security System registered a deficit of R$ 16.01 billion, 21.48% lower (in real terms) than the surplus registered in January 2021. For the 12-month period ended January 31, 2022, the deficit of the Brazilian Social Security System totaled R$ 259.27 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended on January 31, 2022 reached R$ 244.88 billion.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of January 31, 2022, Public Sector Net Debt was R$ 4,964.73 billion (56.64% of GDP) compared to R$ 4,582.21 billion (60.98% of GDP) as of January 31, 2021.

General Government Gross Debt

As of December 31, 2021, General Government Gross Debt was R$6,966.93 billion (80.32% of GDP) compared to R$6,615.76 billion (88.59% of GDP) as of December 31, 2020.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of February 08, 2021.

Table No. 4

Federal Public Debt Profile

	Jan/2022		Jan/2022	Dec/2021		Dec/2021	Jan/2021		Jan/2021
			%			%			%
Federal Public Debt (R$bn)	R$	5,616.2	100.0%	R$	5,613.7	100.0%	R$	5,059.4	100.0%
Domestic	R$	5,366.8	95.6%	R$	5,348.9	95.3%	R$	4,821.5	95.3%
Fixed-rate	R$	1,510.4	26.9%	R$	1,622.5	28.9%	R$	1,707.4	33.7%
Inflation-linked	R$	1,682.0	29.9%	R$	1,644.7	29.3%	R$	1,314.2	26.0%
Selic rate	R$	2,158.5	38.4%	R$	2,067.8	36.8%	R$	1,785.7	35.3%
FX	R$	265.3	4.7%	R$	278.6	5.0%	R$	252.0	5.0%
Others		—	0.0%		—	0.0%		—	0.0%
External (R$bn)	R$	249.4	4.4%	R$	264.7	4.7%	R$	237.9	4.7%
Maturity Profile
Average Maturity (years)		3.9			3.8			3.6
Maturing in 12 months (R$bn)	R$	1,334.4		R$	1,180.3		R$	1,371.2
Maturing in 12 months (%)		23.8%			21.0%			27.1%

Source: National Treasury Secretariat.

On January 26, 2022, the National Treasury released the Annual Borrowing Plan for 2022.

Table No. 5

Annual Borrowing Plan 2022(1)

	Limits for 2022
	Minimum	Maximum
Stock of Federal Public Debt (R$Billion)
Federal Public Debt	6,000.0	6,400.0
Composition—%
Fixed Rate	24.0	28.0

	Limits for 2022
	Minimum	Maximum
Inflation Linked	27.0	31.0
Floating Rate	38.0	42.0
Exchange Rate	3.0	7.0
Maturity Profile
% Maturing in 12 months	19.0	23.0
Average Maturity (years)	3.8	4.2

(1)	As published on January 26, 2022.

Source: National Treasury Secretariat.

Public Debt Management

Golden Rule

The Federal Government complied with the Golden Rule in 2021.

Internal Public Debt

In accordance with the fiscal consolidation program promoted by the Federal Government, new BNDES Early Repayments were settled in 2021, totaling R$63.00 billion as of December 2021. The first installment was paid in February 2021. The proceeds of BNDES Early Repayments will be used by the National Treasury exclusively for public debt relief and compliance with the Golden Rule.

External Public Debt

Securities Offerings in 2021

On June 29, 2021, the Federal Government issued an additional US$1.5 billion of its 3.750% Global Bonds due 2031, with interest payable semi-annually every January and July until maturity in September 2031, and additional US$750 million of its 4.750% Global Bonds due 2050, with interest payable semi-annually every January and July until maturity in January 2050.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

As of December 31, 2021, the total amount of Federal Government`s guarantees for loans and credit extended to states and municipalities was R$303.4 billion.

In 2021, the Federal Government paid a total of R$9.0 billion in liabilities incurred by states and municipalities, 32.3% less than in 2020. The largest payments were made to (i) the State of Rio de Janeiro (R$4.2 billion), (ii) the State of Minas Gerais (R$3.1 billion), and (iii) the State of Goiás (R$1.3 billion).

In 2021, there was significant public debate on the fiscal regime applicable to states and municipalities aiming to mitigate the level of risk of the Federal Government in relation to subnational finances and improve the tools available to monitor and control such risk.

As a result, on January 13, 2021, a law was enacted that updated the rules of the Special Recovery Regime , allowing states and municipalities with more limited payment capacity to incur financings guaranteed by the Federal Government on the condition that they commit to adopting fiscal adjustment measures. The updated Special Recovery

Regime provides for, among others, (i) total or partial sale of equity from state-owned companies, (ii) 20% reduction in tax incentives and benefits that represent revenue waivers and limit the annual growth of primary expenditures to inflation, (iii) a requirement for an opinion from an external audit on the accounts of subnational entities as a condition for issuance of federal guarantees, in order to mitigate fiscal reporting risks, and (iv) an extension of the deadlines for states and municipalities to rebalance their accounts.

Rating Agencies

In November 2021, Standard & Poor’s confirmed Brazil’s long-term foreign currency sovereign credit rating at BB-, maintaining a stable outlook. In December 2021, Fitch Ratings confirmed Brazil’s long-term foreign currency sovereign credit rating at BB-, maintaining a negative outlook.